UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                         (Amendment No. ______________)*


                      Midland Capital Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   59748B 10 8
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                                 (CUSIP Number)

                             Kip. A. Weissman, P.C.
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                           Washington, D.C. 20005-3934
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  July 23, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59748B 10 8                 13D                      Page 2 of 8 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Paul M. Zogas
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                   (b)      |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            82,899
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  82,899
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           82,899
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          See Items 3 and 5 below.                                          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.77%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
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                                   Page 2 of 8

CUSIP NO. 59748B 10 8                 13D                      Page 3 of 8 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Charles A. Zogas
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      |X|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            82,899
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH                 ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  82,899
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           82,899
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                         |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.77%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Midland Capital Holdings Corporation ("Company"), located at 8929 South Harlem Avenue, Bridgeview, Illinois 60455. On July 23, 1998, Midland Federal Savings and Loan Association (the "Association") became a wholly-owned subsidiary of the Company. All shareholders of the Association exchanged their common stock for the Company Common Stock.

Item 2.           Identity and Background

         The name and addresses of the persons filing this statement are Paul Zogas and Charles Zogas. The business address of Messrs. Paul Zogas and Charles Zogas is 8929 South Harlem Avenue, Bridgeview, Illinois 60455. Mr. Zogas is the Chairman of the Board, President and Chief Executive Officer and Charles Zogas is the Executive vice President and Secretary of the Company and its subsidiary the Association at the address stated above. During the last five years, Messrs. Paul Zogas and Charles Zogas have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Messrs. Paul Zogas and Charles Zogas are citizens of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         On June 8, 1993, the Office of Thrift Supervision (the "OTS") approved Messrs. Paul Zogas, Charles Zogas, Bruce Kannry and Theodore Stux (Messrs. Paul Zogas and Charles Zogas disclaim that he holds any shared voting or investment power over any shares owned by Mr. Kanny. Mr. Stux no longer owns any shares of the Association's or Company's common stock), collectively as an investor group, to purchase, in their individual capacities, up to 57.3% of the Association's common stock.

         On June 30, 1992, in the Association's public offering, Mr. Paul Zogas acquired 72,500 shares of the Association's common stock and Mr. Charles Zogas acquired 72,500 shares of the Association's common stock. Personal and borrowed funds were utilized by Paul Zogas and Charles Zogas to purchase the Association's common stock. The name of the banks making such loans to Paul Zogas and to Charles Zogas in the ordinary course of business were American National Bank and Trust Company and Archer National Bank of Chicago. The borrowed funds have been repaid in full. On the same date, Messrs. Paul Zogas and Charles Zogas were each awarded options to purchase 8,625 shares of common stock under the Association's Stock Option and Incentive Plan (the "Stock Option Plan"), subject to shareholder approval of the Stock Option Plan which occurred on October 20, 1993.

         Messrs. Paul Zogas and Charles Zogas have each acquired beneficial ownership of 82,899 shares of Company Common Stock as follows:

         (i) 72,500 shares purchased with personal and borrowed funds for an aggregate purchase price of $725,000

         (ii) 4,312 shares awarded through the Company's Bank Incentive Plan, of which 1,724 shares have vested.

         (iii)    8,625 options were exercised at a price of $11 per share.

         (iv)     50 shares purchased on the open market at $17.50 per share.

Item 4.           Purpose of Transaction

         All of the shares purchased and/or acquired by Messrs. Paul Zogas and Charles Zogas are for investment purposes. Messrs. Paul Zogas and Charles Zogas may, from time to time, depending upon market conditions and other investment considerations, purchase, with prior OTS approval, if necessary, additional shares of the Company for investment or dispose of shares of the Company. Paul Zogas, as President and Chief Executive Officer and Charles Zogas as Executive Vice President and Secretary of the Company regularly explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

         Except as noted above, Paul Zogas and Charles Zogas have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         Messrs. Paul Zogas and Charles Zogas beneficially own an aggregate of 165,798 shares of the Company's Common Stock, constituting 45.55% of the number of shares of such Company Common Stock outstanding on the date hereof. Of the 165,798 shares owned beneficially by Messrs. Paul Zogas and Charles Zogas: (i) Paul Zogas reported sole voting and investment power with respect to the 82,899 shares held by him, and (ii) Charles Zogas reported soled voting and investment power with respect to the 82,899 shares held by him.

         Pursuant to applicable OTS rules, Messrs. Paul Zogas and Charles Zogas may be deemed to beneficially own the shares of Company Common Stock held by each other due to their business relationship with one another; however, each of the parties specifically disclaims that he holds any shared voting or investment power over any shares owned by any other party filing this statement.

         Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Messrs. Paul Zogas and Charles Zogas. Other than as set forth herein, there have been no transactions in the Company Common Stock by the parties filing this statement during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Other than the agreement regarding joint filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Paul Zogas and Charles Zogas, and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

         1.       Agreement regarding joint filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 29, 1998
                                                       /s/Paul Zogas
                                                       -------------
                                                       Paul Zogas


Date: July 29, 1998
                                                       /s/Charles Zogas
                                                       ----------------
                                                       Charles Zogas

                                    AGREEMENT


         The undersigned each agree that the Schedule 13D being filed in connection with their respective ownership of Common Stock in Midland Capital Holdings Corporation on or about July 29, 1998, is being filed by the undersigned as a group.


CONFIRMED AND AGREED TO:





Paul M. Zogas                                        Charles A. Zogas
-------------                                        ----------------
/s/Paul M. Zogas                                     /s/Charles A. Zogas

Date: July 29, 1998                                  Date: July 29, 1998